Exhibit 99.6

BAYTEX ANNOUNCES QUARTERLY DIVIDEND FOR JULY 2025

CALGARY, ALBERTA (May 5, 2025) – Baytex Energy Corp. ("Baytex" or the "Company") (TSX:BTE) (NYSE:BTE) announces that its Board of Directors has declared a quarterly cash dividend of CDN$0.0225 per share to be paid on July 2, 2025 for shareholders of record on June 13, 2025.

The U.S. dollar equivalent amount is approximately US$0.0163 per share assuming a foreign exchange rate of 1.38 CAD/US. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. This dividend is designated an "eligible dividend" for Canadian tax purposes and is considered a "qualified dividend" for U.S. income tax purposes.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta and offices in Houston, Texas. The Company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com